Baker & McKenzie LLP 1114 Avenue of the Americas New York, New York 10036, USA Tel: +1 212 626 4100 Fax: +1 212 310 1600 www.bakernet.com

October 2, 2009 Mr. John Cash Branch Chief Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C., 20549	Omer Ozden Tel: +1 212 626 4695 omer.ozden@bakernet.com VIA FACSIMILE AND EDGAR

RE:      A-Power Energy Generation Systems, Ltd. – Form 20-F for the fiscal year ended December 31, 2008, filed June 30, 2009  (File No. 1-33820) (the “20-F”)

Dear Mr. Cash:

With respect to the above captioned filing and on behalf of A-Power Energy Generation Systems, Ltd. (the “Company”), we are submitting the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated September 10, 2009 (the “Comment Letter”).

On September 18, 2009, our firm contacted Brigette Lippmann, Esq., of the Staff of the SEC Division of Corporation Finance and who was identified as a contact party in the Comment Letter, to advise the Staff that the Company would be filing a registration statement of Form F-3 ("F-3") later that day. We explained to Ms. Lippman that the F-3 was being filed to meet a filing deadline under a registration rights agreement entered into in a recent financing, and we wanted to be sure that the Staff understood that in filing the F-3, the Company is not ignoring the Comment Letter but merely meeting the filing deadline to avoid the consequences specified in the registration rights agreement for failing to do so.

Prior to the Company's receipt of the Comment Letter, the Company had determined that it would file an amendment to the 20-F (the “20-F Amendment”) in order to make certain updating changes and corrections.  In light of the F-3 filing, which incorporates the 20-F by reference, the Company has decided to include in the 20-F Amendment certain information that the Comment Letter requested be included in future filings.  As discussed with Ms. Lippman, in order to confirm that the information to be included in the amendment is responsive to the Staff’s request and thereby avoid the possibility of multiple 20-F amendments, we have included with this letter marked pages in the form proposed to be filed as the 20-F Amendment, showing the changes proposed to be made by the 20-F Amendment in response to the Comment Letter.

To assist in the Staff’s review of the responses, the Staff’s comments are set forth in bold face below, and each response follows immediately after the related comment. Where appropriate, the Company's responses are accompanied by annexes attached to this letter enclosing the marked pages from the proposed 20-F Amendment, as discussed above, responding to such comment. Each annex has the same number as the comment addressed by the revised disclosure in the annex.

Baker & McKenzie LLP is a member of Baker & McKenzie International, a Swiss Verein.

All references to page numbers are references to the 20-F as filed on June 30, 2009. Capitalized terms used in the responses set forth below and not otherwise defined herein have the meaning set forth in the 20-F.

This letter is being submitted as correspondence via EDGAR, and a copy, together with the annexes, is being faxed to your attention.

Form 20-F for the period ended December 31, 2008

Item 4.  Information On The Company

History and Development of the Company, page 18

1.	Pursuant to Item 4.A of Form 20-F, please provide the following information in future filings:

•	the legislation under which the Company operates; and

•	the name and address of the Company’s agent in the United States.

The Company notes the Staff's comment and the 20-F Amendment and future filings will clearly state the legislation under which the Company operates and the name and address of the Company's agent in the United States, if any.

A copy of the proposed revised disclosure to be included in the 20-F Amendment is enclosed in Annex 1.

The Business Combination, page 18

2.
We note your disclosure that Mr. Lu has agreed to transfer 5% of any of the additional earn-out shares to Mr. Lin, your COO and Director.  Please tell us how you are accounting for these transfers citing SAB Topic 5T in your response.

The Company advises the Staff that this agreement, dated as of January 18, 2007, between Liaoning Gaoke Energy Group by its legal representative Mr. Lu and CBC Investment Consulting (Shanghai) Co., Ltd by its legal representative Mr. Lin, pursuant to which Liaoning Gaoke Energy Group agreed to transfer 5% of any of the additional earn-out shares to Mr. Lin, our COO and Director, relates to part of the compensation paid to and payable to Mr. Lin for providing the following services, as set forth in such agreement:  "to serve as exclusive financial consultant to assist Party A to be listed in US OTCBB market and upgrade to NASDAQ market through APO or SPAC or other plan accepted by Party A."  "Party A" refers to (i) Liaoning Gaoke Energy Group Limited, which is a wholly-owned subsidiary of Head Dragon Holdings Limited, which is the Company's wholly-owned subsidiary, and (ii) Head Dragon Holdings Limited.  The Company began trading on the NASDAQ Capital Market on January 22, 2008, and began trading on the NASDAQ Global Select Market on June 2, 2008.

This is a private arrangement between Mr. Lin and Mr. Lu.   Furthermore, the earn-out shares that have been transferred, and that may be transferred in the future, to Mr. Lin pursuant to this agreement are not part of the compensation paid by the Company to Mr. Lin.  Accordingly, the Company does not account for these transfers, whether for purposes of SAB Topic 5T or otherwise.

Item 5.  Operating Financial Review and Prospectus

A.  Operating Results, page 39

3.
In future filings when you cite multiple reasons for changes in your operating results, please quantify the individual factors.  For example, we note that your revenues increased because of a greater number of contracts and increased average size of the contracts.  To the extent material for an understanding of your results, please provide a more detailed explanation of the changes in the amount and types of contracts you recorded revenues from.

The Company notes the Staff's comment and the 20-F Amendment and any future filings in which the Company cites multiple reasons for changes in its operating results will include disclosure quantifying the individual factors.

A copy of the proposed revised disclosure to be included in the 20-F Amendment is enclosed in Annex 3.

4.
We note your disclosure in Risks Factors beginning on page 11.  In future filings, please provide information relating to any government economic, fiscal, monetary, or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company’s operations or investments by holders in the United States.  See Item 5.A.4 of Form 20-F.

The Company notes the Staff's comment and the 20-F Amendment and any future filings will provide information relating to any government economic, fiscal, monetary, or political policies or factors that have materially affected, or could materially affect, directly or indirectly, the Company's operations or investments by holders in the United States. A copy of the proposed revised disclosure to be included in the 20-F Amendment is enclosed in Annex 4.

B.  Liquidity and Capital Resources, page 42

5.
We note your disclosure on page 45 indicating that your suppliers were willing to provide you with extended payment terms.  Please tell us and enhance future filings to clearly explain these extended terms and related cost to your business, if material.

The Company notes the Staff's comment and the 20-F Amendment and any future filings will clearly explain any extended payment terms provided by its suppliers and the related cost to the Company's business if material.

A copy of the proposed revised disclosure to be included in the 20-F Amendment is enclosed in Annex 5.

6.
We note your disclosure in the first paragraph under Risks Factors beginning on page 13.  In future filings, when evaluating your cash flows, please discuss the nature and extent of any legal or economic restrictions on the ability of your subsidiaries to transfer funds to the Company in the form of cash dividends, loans, or advances and the impact that such restrictions have had or are expected to have on the ability of the Company to meet its cash obligations.  See Item 5.B.1(b) of Form 20-F.

The Company notes the Staff's comment and the 20-F Amendment and future filings will clearly state, when evaluating cash flows, the nature and extent of any legal or economic restrictions on the ability of the Company’s subsidiaries to transfer funds to the Company in the form of cash dividends, loans, or advances and the impact that such restrictions have had or are expected to have on the ability of the Company to meet its cash obligations.

A copy of the proposed revised disclosure to be included in the 20-F Amendment is enclosed in Annex 6.

Controls and Procedures, page 73

7.
Please explain to us the status of the material weaknesses and their components disclosed here.  Tell us whether or not the Company has remediated the material weaknesses and, if not, when and how the Company expects to do so.

The Company advises the Staff that, since the filing of the 20F on June 30, 2009, the Company has made a significant effort in implementing the Company’s remediation plan and has substantially completed most of the Company’s action steps on improving internal controls over financial reporting, including:

a. The Company hired a permanent CFO in late May 2009 to replace the Interim CFO to lead the Company’s Corporate Accounting department. The new CFO has taken the lead in establishing a team of accountants in the Company’s Corporate Accounting office and setting up the financial reporting lines and responsibilities between the operating units and the Corporate Accounting team. The closing procedures and the consolidation process were re-designed, which include the development and use of a Standardized Group Chart of accounts, Group accounting policies, period-end reporting package, consolidating spreadsheets and journals, timetable and closing-checklist.

b. The Company has also hired a Vice President of Finance to bring focused attention to merger and acquisition activities, reporting and disclosure on non-routine transactions.

c. The Company has established an effective communication channel between the Corporate Accounting department and the operating units by using a standardized reporting package and contract progress tracking system.

d. The Company has established a consultation process and a Corporate Accounting meeting to initiate study of and consultation on the accounting treatment of upcoming transactions and, if necessary, outside experts and consultants are hired to assist the Company in addressing complex accounting treatment, estimates and disclosure, the results of which are reviewed and approved by the Company’s CFO.

e.  The Company has established a process to ensure that account reconciliations and analyses for major account balances are performed and fluctuation analysis is prepared, reviewed and approved.

f. The Company has updated its code of conduct policy that is applicable to all management and employees.

Other remediation action steps that the Company will complete in the fourth quarter of 2009 include:

a.  The Company will identify policies and procedures that should be developed and updated, including an insider trading policy, whistleblower policy and related party transaction policy, with the assistance of the Company’s counsel.

b.  The Company will continue to recruit a qualified internal audit director to lead the Company’s existing internal audit department and to establish a direct reporting channel with the Company's Audit Committee.

Changes in Internal Control Over Financial Reporting, page 75

8.
We note your disclosure that “[o]ther than the changes described in ‘Management’s Report on Internal Control Over Financial Reporting’ above, there were no changes in our internal control over financial reporting.”  Please tell us, and revise your future filings to disclose in this section, any change in your internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting.  See Item 15(d) of Form 20-F.

The Company notes the Staff's comment and the 20-F Amendment and any future filings will clearly state whether there were any changes in internal control over financial reporting that occurred during the period covered by the report that materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

A copy of the proposed revised disclosure to be included in the 20-F Amendment is enclosed in Annex 8.

Notes to the Consolidated Financial Statements

16.  Stockholders’ Equity – Common Stock, page F-22

9.
We note that you are accounting for the issuance of the contingent, earn-out shares as a small stock dividend.  Please tell us if the issuance of these contingent, earn-out shares is linked to continuing employment of the CEO, Mr. Lu, and tell us what consideration you have given to the factors and related accounting considerations identified in EITF 95-8.

The Company advises the Staff that the issuance of these contingent, earn-out shares is not linked to the continuing employment of the Company's CEO, Mr. Lu.  Taking into account the factors and related accounting considerations identified in EITF 95-8, the Company has decided to treat these shares as a small stock dividend for the following reasons:

a.  The issuance of the contingent, earn-out shares is not linked to the continuing employment of Mr. Lu as CEO of the Company. The stock purchase agreement dated as of April 14, 2007 between Mr. Lu and the Company expressly states that “…  the payment of these additional shares is in exchange for the shares of Head Dragon stock and is not contingent upon the continued employment or other relationships of the Stockholder with any entity….”

b.  Mr. Lu is paid an annual salary of $380,000 and also receives stock options to purchase common shares of the Company.   The Company's Compensation Committee considers this compensation market rate for the position of Chief Executive Officer of companies of similar size to the Company.

c.  Given that the Company's net income in 2007 was $15.2 million and that the market value of the these shares was $12.6 million on the measurement date, the value of these shares would be an unreasonable amount to consider as employment compensation.

d.  At the time the stock purchase agreement was signed, Mr. Lu was the sole common shareholder of Head Dragon Holdings Limited, the Company's wholly-owned subsidiary.  Therefore, although there were no selling shareholders who did not become employees of the Company, the contingent earn-out shares relate to Mr. Lu’s status as a selling shareholder, rather than an employee.

22.  Commitments and Contingencies, page F-28

10.
We note that you have not paid the balance due to acquire the Norwin license.  With regard to the deposit, please tell us if there is a possibility that you could forfeit that amount and be required to take a charge to your operations.  Please disclose your intention regarding the final payment of this license in future filings.

The Company advises the Staff that there is very little likelihood that the Company will forfeit the payment.  The Company and Norwin are working together to set up a joint research and development facility in Shenyang, China to develop new wind turbine technology for both the China and international markets, and are currently negotiating the agreement that will govern this relationship.  The outstanding balance due to Norwin will be paid upon the signing of this agreement, which is expected to occur in the fourth quarter of 2009.  Furthermore, Norwin has provided both the Company and its auditors with written confirmation as of May 31, 2009 that the license agreement is in good standing, notwithstanding the outstanding balance.

A copy of the proposed revised disclosure to be included in the 20-F Amendment is enclosed in Annex 10. The Company will also conform any references to the Norwin license arrangement elsewhere in the 20-F Amendment to the proposed language in Annex 10.

11.
Your disclosure indicates that you are required to pay training fees as part of the agreement to acquire license to manufacture wind turbines from Fuhrlander and that payments made to date are included in prepaid intangible assets.  Please tell us how you will account for this amount once the license has been transferred and include the terms of the training in your discussion.

The Company advises the Staff that the license and training fees paid and payable to Fuhrlander pursuant to the license agreement are considered costs of an intangible asset, technology.

The license agreement provides for three types of fees: a transfer fee of €4.5 million, training fees of €3.5 million, which includes assembly, test method and installation, and royalty fees of €2 million, which are paid €25,000 for the first 40 turbines and €10,000 for each of the next 100 turbines.

One of the Company's subsidiaries, Ruixiang, gets the benefit of this technology by using it to manufacture wind turbines.  This license agreement has a perpetual term, but because  the technology could become outdated and replaced by newer technologies, the Company considers the technology to be an intangible asset with a finite useful life and intends to amortize the cost of the technology over its useful life.  The Company also considered amortizing the cost over the number of units manufactured using the technology, but decided against doing so because such number is not stable or predictable.  Based on the Company's knowledge of the industry, the Company believes that 10 years is a fairly common useful life for this type of technology.  This time span is also in line with management's expectations for the technology's usefulness.  Consequently, the Company has set up its accounting policy to capitalize the total costs of the technology, including the training fees, as costs of an intangible asset and will amortize such costs over 10 years using the straight line method with no residual value.

Note 25.  Segmented Information, page F-30

12.
With a view towards future disclosure, please tell us how you have defined your reportable segments.  Please revise future filings to include the information required by paragraph 25 of SFAS 131 for these reportable segments.  In addition, please revise MD&A in future filings to include a discussion of your operating results at the reportable segment level.  Refer to our Release 33-8350.

The Company advises the Staff that, for 2008, reportable operating segments were defined as components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and assess performance.  Operating segments may be aggregated if they have similar products and services, production processes, customers, product delivery and regulatory authorities, but must be reported separately if any segment represents more than 10% of any of revenue including intersegment sales, net income including intersegment sales, and total assets of all operating segments.  Using this criteria, the Company had four operating segments: Investment Holding, Construction, Design, and Manufacturing. The Holding segment consists of the A-Power, Head Dragon, and Easy Flow stand-alone entities which own and fund the operating subsidiaries. The Construction segment consists of GaoKe Energy and its subsidiary, LICEG Ltd., which construct new energy or renewable energy power stations, micro-power networks, infrastructure, industrial buildings, and residential real estate properties. The Design segment consists of GaoKe Design which designs new energy or renewable energy power stations and micro-power networks. The Manufacturing segment consists of Ruixiang and Jinxiang which manufacture wind-power turbines. The Manufacturing segment commenced activity in 2008, and no revenue had been generated in this segment as of December 31, 2008. Entities in the Construction, Design, and Manufacturing segments are incorporated in the PRC.

In 2009, the Company intends to continue to expand its business in both distributed power generation  and other renewable energy business sectors, including wind energy and potentially solar energy.  Based on the reportable segment guidance set forth in SFAS 131, the Company will make the following changes in the composition of its reportable segments in order to better reflect the Company's financial condition and performance:

 a. The Company will delete the Investment Holding segment, which does not generate revenue and was set up for holding structure purposes.

b. The Company will aggregate the Construction and Design segments together as a “Distributed Power Generation” segment, which will includes GaoKe Energy, GaoKe Design and newly founded Shenyang Power Group.  All these entities are engaged in the distributed power generation business.

c.  The Company will delete the Manufacturing segment and create a new segment called “Wind Business”, which will include “Ruixiang” and “Jinxiang”. Ruixiang and Jinxiang are wind turbine manufacturing companies.

d.  All of the Company's other subsidiaries will be aggregated as an Others segment.

The Company will continue to evaluate its performance based on operating income (loss) of its respective reportable segments. Under the new segment structure, the Company will provide segment information on two reportable segments: Distributed Power Generation and Wind Business.

The Company further advises the Staff that the Company intends to close its previously announced acquisition of EVATECH Co., Ltd., solar-related technology company, in late November of 2009.  The impact of this transaction on the Company's classification of reportable segments is not yet certain, and the Company will make a determination after the transaction closes as to whether any reclassification of reportable segments is necessary.

The Company will revise future filings to include the information required by paragraph 25 of SFAS 131 for its reportable segments, and will revise MD&A in future filings to include a discussion of operating results at the reportable segment level.  The Company will not make any changes to the 20-F Amendment as the composition of the reportable segments that the Company intends to implement during 2009, as described above, differs significantly from that used for 2008.

*           *           *

The Company Acknowledgement requested in the Comment Letter is included immediately following the signature page of this letter.

Thank you very much for your courtesy and cooperation in connection with the comments and processing of the Company's responses. Should you have any questions about the responses in this letter, kindly contact the undersigned at (212) 626-4695.

Sincerely,

/s/ Omer Ozden

Omer Ozden

cc:	John S. Lin
A-Power Energy Generation Systems, Ltd.

Company Acknowledgement

A-Power Energy Generation Systems, Ltd. (the “Company”) hereby acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
Name:	John S. Lin
Title:	Chief Operating Officer

Annex 1

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. holders of our common stock.

We do not expect to be considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes for our taxable year ending December 31, 2009. However, the determination of our PFIC status is dependent upon the composition of our income and assets and, in addition, we must make a separate determination at the close of each taxable year as to whether we are a PFIC.  Accordingly, we cannot assure you that we will not be a PFIC for our current taxable year ending December 31, 2009, or any future taxable year.  A non-U.S. corporation will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income. The market value of our assets will be determined based on the market price of our common stock, which is likely to fluctuate. If we were treated as a PFIC for any taxable year during which a U.S. person held our common stock, certain adverse U.S. federal income tax consequences could apply to such U.S. person.  See Item 10., “ Additional Information—E. Taxation—United States—Passive Foreign Investment Company.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our current company structure was created in January 2008, when A-Power (formerly known as China Energy Technology Limited) completed the acquisition of all of the issued and outstanding common stock of Head Dragon Holdings, a Hong Kong company that owned a controlling interest in its operating subsidiaries in the PRC, GaoKe Energy and GaoKe Design.  Immediately after the acquisition, Chardan South China Acquisitions Corporation, the sole shareholder of A-Power, merged with and into A-Power for the purpose of changing its domicile to the British Virgin Islands.  On January 22, 2008, A-Power’s common stock  began trading on the NASDAQ Capital Market and, on June 2, 2008, A-Power’s common stock began trading on the NASDAQ Global Select Market.  We are incorporated in the British Virgin Islands, under the BVI Business Companies Act, 2004, and C T Corporation System, 111 Eighth Avenue, New York NY 10011, (212) 894-8539, is our agent in connection with our filings under the Securities Act of 1933, as amended.  A-Power holds 100% of Head Dragon Holdings, which holds our distributed power generation systems business through its controlling interest in three operating subsidiaries in the PRC, collectively referred to as “GaoKe.”  A-Power also holds 100% of Easy Flow, a Hong Kong company which holds our wind energy business through its controlling interest in two operating subsidiaries in the PRC.

History Prior to the Business Combination

A-Power Energy Generation Systems, Ltd. (formerly known as China Energy Technology Limited) was incorporated under the laws of the British Virgin Islands on May 14, 2007. Until January 18, 2008, A-Power was a wholly-owned subsidiary of Chardan South China Acquisition Corporation.

Chardan South China Acquisition Corporation was a blank check corporation organized under the laws of the State of Delaware on March 10, 2005, under the name “Chardan China Acquisition Corp. II.” Chardan was formed to effect a business combination with an unidentified operating business that had its primary operating facilities located in the PRC in any city or province south of the Yangtze River. In August 2005, Chardan successfully consummated an initial public offering of its equity securities from which it derived net proceeds of approximately $30.9 million. Before its merger with and into A-Power, the prices of Chardan’s common stock, warrants to purchase common stock and units (each unit consisting of one share of common stock and two warrants to purchase common stock) were quoted in the U.S. on the Over-the-Counter Bulletin Board under the symbols CSCA,  CSCAW and CSCAU, respectively. Approximately $29.8 million of the net proceeds of the initial public offering was placed in a trust account and was released to A-Power upon consummation of the acquisition of Head Dragon Holdings. The balance of the net proceeds from the initial public offering of approximately $1.1 million was used by Chardan to pay the expenses incurred in its pursuit of a business combination. Other than its initial public offering and the pursuit of a business combination, Chardan did not engage in any business.

The Business Combination

On April 14, 2007, Chardan entered into a stock purchase agreement with A-Power and Mr. Jinxiang Lu, who was the largest holder of the issued and outstanding common shares of Head Dragon Holdings, a Hong Kong holding company formed in June 2006, to hold equity interests in GaoKe Energy and its 51% held subsidiary GaoKe Design (one of the leading Chinese companies that designs, constructs, and installs distributed power generation and micro power grids) held directly or indirectly by certain stockholders of GaoKe Energy.

Pursuant to terms of the stock purchase agreement, on January 18, 2008, A-Power acquired all of the issued and outstanding common shares of Head Dragon Holdings, gaining control of GaoKe Energy. Immediately after that stock purchase, Chardan merged with and into A-Power for the purpose of redomestication out of the United States in order to secure future tax benefits and greater corporate flexibility to structure the business of Head Dragon Holdings. Pursuant to the redomestication merger, each outstanding share of Chardan common stock automatically converted into one share of A-Power common stock, each outstanding Chardan warrant automatically converted into one A-Power warrant and each outstanding Chardan unit automatically converted into one A-Power unit.

Annex 3

Accounting Principles Recently Adopted

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” which provides guidance on how to measure the fair value of assets and liabilities.  SFAS No. 157 clarifies the principle that fair value should be based on the assumptions that market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  SFAS No. 157 will apply whenever another generally accepted accounting principle requires, or permits, assets or liabilities to be measure at fair value, but does not expand the use of fair value to any new circumstances.  SFAS No. 157 is effective for fiscal years beginning after November 2007 and was adopted by the Company for the fiscal year beginning on January 1, 2008.  A new accounting pronouncement, FASB Staff Position on SFAS 157 “Effective Date of FASB Statement No. 157,” delayed the effective date of valuing non-recurring nonfinancial assets and nonfinancial liabilities until fiscal years beginning after November 15, 2008.  The adoption of SFAS No. 157 for items not covered by FSP 157-2 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.”  SFAS No. 159 permits entities to choose to measure selected financial instruments and certain other items at fair value at specified election dates.  The election may be applied on an item by item basis, with disclosure about reasons for partial election and additional information about items selected for fair value option.  The fair value measurement election is irrevocable and subsequent changes in fair value must be recorded as unrealized gains or losses in earnings. SFAS No. 159 is effective for fiscal years beginning after November 15, 2007 and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of SFAS No. 159 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In October 2008, the FASB issued FASB Staff Position on SFAS 157 “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active.”  This staff position clarifies how SFAS 157 should be applied when valuing securities in markets that are not active by illustrating key considerations in determining fair value.  It also reaffirms the notion of fair value as the exit price as of the measurement date.  FSP 157-3 was effective upon issuance and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of FSP 157-3 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In December 2008, the FASB issued FASB Staff Position on Statement 140 and FIN 46R “Disclosures by Public Entities (Enterprises) about Transfers of Financial Assets and Interests in Variable Interest Entities.”  This FSP expands the disclosure requirements in both SFAS 140 and FIN 46R to require additional information about involvement with variable interest entities (VIEs) and continuing involvement with transferred financial assets. FSP FAS 140-4 and FIN 46R-8 is effective for fiscal years ending after December 15, 2008, and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of FSP FAS 140-4 and FIN 46R-8 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

In January 2009, the FASB issued FASB Staff Position on EITF Issue No. 99-20, “Amendments to the Impairment Guidance of EITF Issue No. 99-20.”  FSP EITF 99-20-1 makes the impairment guidance in EITF Issue No. 99-20 consistent with that in SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”  It allows management to exercise more judgment in determining whether an other-than-temporary impairment exists for certain beneficial interests.  FSP EITF 99-20-1 is effective for fiscal years ending after December 15, 2008, and was adopted by the Company for the fiscal year beginning on January 1, 2008.  The adoption of FSP EITF 99-20-1 did not have a material impact on the Company’s financial position, results of operations, or cash flows.

A.	Operating Results

Comparison of Years Ended December 31, 2008 and 2007.

Revenues

For the year ended December 31, 2008, total revenues amounted to $264.9 million, an increase of $112.4 million or 73.7%, from $152.5 million for the year ended December 31, 2007. The increase was primarily due to continued growth in our core distributed power generation business and the relatively larger size of projects under construction in 2008 compared to 2007.   In 2008, there were 15 contracts in progress, compared to 10 contracts in 2007, an increase of 50%. The average size of the projects under construction in 2008 was approximately $45.5 million, an increase of $3.2 million or 7.6%, from $42.3 million in 2007.  The greater number of contracts we performed in 2008 and the increased average size of those contracts were the result of increased traction of our business in the marketplace. This increased traction is a direct result of the success of our earlier projects in delivering energy savings, which enhanced our reputation among potential customers.

Annex 4

Risks Related to Doing Business in China

 ~~The~~ Changes in the PRC ~~’~~ 's economic, fiscal, monetary, or political  ~~and social conditions, as well as governmental~~ policies ~~,~~  or factors could materially affect ~~the financial markets in China and our liquidity and access to capital and our ability to operate our business~~ , directly or indirectly, the Company’s operations or investments by holders in the United States.

 ~~Substantially~~ We conduct substantially all of our  ~~business~~ operations  ~~are conducted~~ in China and derive substantially all of our revenue from our operations in China. Accordingly, our  ~~results of operations~~ business, financial condition, results of operations and prospects are  ~~subject~~ affected to a significant degree  ~~to~~ by economic, political and  ~~legal developments~~ social conditions in China.  ~~China’s~~ The PRC economy differs from the economies of most developed countries in many respects, including ~~with respect to~~  the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources.  ~~While the PRC economy has experienced significant growth in the past 20 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. Some of these measures benefit the overall PRC economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments, especially in major metropolitan areas, or changes in tax regulations that are applicable to us. More generally, if the business environment in China deteriorates from the perspective of domestic or international investors, our business in China may also be adversely affected.~~ The PRC economy has grown significantly in recent years; however, we cannot assure you that such growth will continue. Until recently, the PRC government attempted to slow the pace of growth of the PRC economy by raising interest rates and the deposit reserve rate and issuing administrative guidelines to control lending to certain industries. In response to the global economic slowdown and market volatility, the PRC government has lowered interest rates and announced large fiscal stimulus packages to boost the domestic economy, which include RMB4.0 trillion investments in, among other things, airports, highways, railways, power grids and other infrastructure developments, the effects of which cannot yet be fully determined.  In addition, PRC government regulates the power industry in China, has adopted laws related to renewable energy, and has adopted policies for the accelerated development of renewable energy as part of a Development Plan promulgated on August 31, 2007, as discussed in Item 4C “Information on the Company— Business Overview— Regulation”. Meanwhile, the PRC government has introduced certain policies which may more directly impact our business.  For instance, the PRC government has sought to discourage the use of corn as a raw material for industrial use by requiring local governments to limit their approvals of new ethanol projects that process corn. As a result, we have avoided taking on ethanol based distributed power generation system projects.  If the government discourages other materials, such as pulp, that are used as inputs in the distributed power generation systems we build, there could be a material adverse effect on our business operations. With respect to our wind energy business, the PRC government has recently been encouraging the use and production of larger-capacity wind turbines through such measures as requiring state-owned wind farm developers to increase the capacity of the wind turbines they purchase and through tax incentives related to the import of certain turbine components.  The effect of this policy on our wind energy business is difficult to determine because we largely focus on the higher capacity wind turbine classes. With respect to smaller capacity wind turbines, we may experience difficulty developing a viable business in the future for our 750kW class of wind turbines. Meanwhile, although the promotion of higher capacity wind turbines by the PRC government may have some favorable impact on our business, it will likely increase competition in this higher capacity segment as more local manufacturers begin to produce turbines that are 2.5MW or above, which is our primary target market. Any adverse change in the economic, political and social conditions or government policies in China, whether they be general or directly related to our business segments, could have a material adverse effect on overall economic growth, which in turn could lead to a reduction in demand for our products and consequently have a material adverse effect on our business operations and investments by holders in the United States.

Uncertainties with respect to the PRC legal system could adversely affect us.

We conduct our business primarily through our subsidiaries and affiliated entities in China. Our operations in China are governed by PRC laws and regulations. Our subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to wholly foreign-owned enterprises. The PRC legal system is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value.

Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, China has not developed a fully integrated legal system and recently enacted laws and regulations may not sufficiently cover all aspects of economic activities in China. In particular, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. In addition, the PRC legal system is based in part on government policies and internal rules (some of which are not published on a timely basis or at all) that may have a retroactive effect. As a result, we may not be aware of our violation of these policies and rules until some time after the violation. In addition, any litigation in China, regardless of outcome, may be protracted and result in substantial costs and diversion of resources and management attention.

In addition, a majority of our material agreements are governed by PRC law.  We and our PRC subsidiaries may not be able to enforce our material agreements, and remedies may not be available outside of the PRC. The system of laws and the enforcement of existing laws in the PRC may not be as certain in implementation and interpretation as in the U.S. The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

We may have difficulty establishing adequate management, legal and financial controls in the PRC, which could result in misconduct and difficulty in complying with applicable laws and requirements.

Our operations are conducted through subsidiary operating companies organized under the laws of the PRC. We acquired these Chinese operating companies in 2008. As privately held companies in the PRC, they have not historically focused on establishing Western-style management and financial reporting concepts and practices, as well as modern banking, computer and other internal control systems. We may have difficulty in hiring and retaining a sufficient number of qualified internal control employees to work in the PRC. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

If the PRC does not continue its policy of economic reforms, it could result in an increase in tariffs and trade restrictions on products we produce or sell.

The PRC government has been reforming its economic system since the late 1970s. The economy of the PRC has historically been a nationalistic, “planned economy,” meaning it has functioned and produced according to governmental plans and pre-set targets or quotas.

Annex 5

Capital Resources

We have obtained working capital through several ways. First, we obtained short-term bank loans. Second, although we have not requested extensions in the past, we believe that our suppliers  ~~were~~ are willing to  ~~provide us with extended payment terms which would not force us to increase~~ extend payment terms by a week if requested by us, which is generally sufficient to enable us to avoid increased bank borrowings unless we planned to increase our operating scale significantly. Third, through the improved bidding mechanism, we asked our customers to increase their payments in the early stage of contract performance process to diminish our working capital demands for daily operations. Fourth, we have maintained good relationships with commercial banks which provided us with the necessary bank financing. Finally, we have issued debt and equity securities to investors and we may issue corporate bonds to the public in the future or conduct a public or private offering of equity securities. In June 2009, we sold $40 million of senior convertible notes and warrants to purchase an additional 1,504,184 common shares. See Item 4.A. “History and Development of the Company - Recent Developments. ” The note contains certain pre-emptive rights with respect to our future equity offerings and covenants in taking on additional debt, including a basket of permitted indebtedness that increases from $10 million to $45 million over the five year life of the note. Subject to financing needs that arise due to opportunities, we believe we will be able to obtain adequate cash flow for our operating activities and will continue to improve our cash collection to satisfy the cash demands from our daily operations.

C.	Research and Development, Patents and Licenses, Etc.

Research and Development

As a high-technology engineering services company, GaoKe’s business and long-term development rely heavily on its research and development capabilities to improve its existing distributed power generation and micro power grid systems and to develop and commercialize new “green” energy technologies. In 2006 , 2007 and 2008, GaoKe expensed $23,993, $315,552 and $143,930 respectively, on research and development.

 The Global Distributed Power Generation Industry

We believe the demand for distributed power generation is growing at a rapid pace not only in China, but globally. In addition to the factors promoting the industry in China (avoiding generating and transmission infrastructure investment and delivering improved efficiency and lower cost), additional factors come into play elsewhere. In particular, these systems are highly advantageous for industrial users in areas with a high cost of electricity (such as Japan, India and Italy) and in critical government or healthcare-related buildings that need a backup source of power during power outages.

DG Energy and Transport European Commission predict that distributed power generation and micro power grids will become the main development direction for the power industry in the next century. This view was also expressed by Arthur Andersen in a 1998 study, which stated that establishing small and clean power generation near the load center will eventually supplant large, centralized generating stations. Andersen determined that the adoption of “localized” generating capacity would reduce the amount of expensive long-distance transmission lines needed, improve efficiency, and reduce the environmental and aesthetic impacts that result from reliance on large, inefficient power plants and long-distance transmission. The U.S. Department of Energy estimates that distributed power generation systems will account for 20% or more of all new generating capacity built in the United States over the next 15 years.

Automatic Control System

Maximizing efficiency of the system requires matching system output to overall demand for heat and electricity. GaoKe uses a proprietary monitoring and control system. Among other things, the control system regulates the amount of steam enters the turbine so that the power generated matches the factory and micro grid demand. The control system also automatically monitors the performance of all equipment in the system, including the boiler (for steam output, temperature, air, water/coal input), turbine, generator, grid supply, demand and distribution, as well as space and water heating functions. The programming needed for a system to function efficiently is customer-specific, and a key advantage of GaoKe is the know-how to create a system that operates effectively in real-time.

The control system can be monitored by the customer on site or remotely by GaoKe via the Internet. This monitoring function gives GaoKe’s engineers the ability to evaluate and solve problems that occur in the system on a real-time basis from their central engineering or design offices, allowing them to avert more serious problems by applying a quick fix to a problem before it becomes more serious.

Cooperation with Tsinghua University

To accelerate our in-house research and development activity, in September 2005 GaoKe developed a research and development center with Tsinghua University in Shenyang specifically for the design of and improvements to distributed power generation systems and the development of other “green” energy technologies. Tsinghua University, established in 1911, is viewed by many as the most distinguished scientific research university in China.  Any distributed power generation systems reports or findings published relating to work on GaoKe projects are published jointly and rights to jointly developed technology are exclusively the property of GaoKe. This research and development center focuses on developing new technologies and processes for distributed power generation, micro power grids and wind turbines. This center is also a resource available to GaoKe for troubleshooting problems with its new and existing distributed power generation and micro power grid installations.

Annex 6

We are a holding company that depends on dividend payments from our subsidiaries for funding.

 ~~Any limitation on the ability of our subsidiaries and affiliated entities to make dividend or distribution payments to us could have a material adverse effect on our ability to conduct our business.~~

We are a holding company  ~~organized under the laws of~~ established in the British Virgin Islands and  ~~conduct~~ operate all of our business and operations through our subsidiaries in China.   ~~Current PRC regulations permit our subsidiaries to pay dividends to us only out of their~~  Therefore, our ability to pay dividends to our shareholders and to service our indebtedness depends upon dividends that we receive from our subsidiaries in China. If our subsidiaries incur indebtedness or losses, such indebtedness or loss may impair their ability to pay dividends or other distributions to us. As a result, our ability to pay dividends and to service our indebtedness would be restricted.  Regulations in China currently permit payment of dividends only out of accumulated profits ~~, if any,~~  as determined in accordance with  ~~Chinese~~ accounting standards and regulations ~~. In addition, each~~  in China. Each of our PRC subsidiaries ~~and affiliated entities in China~~ , including wholly foreign-owned enterprises and domestic companies, is required to set aside at least  ~~10~~ 10.0% of its after-tax  ~~profits~~ profit based on PRC accounting standards each year ~~, if any,~~  to  ~~fund a~~ its general reserves or statutory capital reserve fund until the accumulative amount of such  ~~reserve~~ reserves reaches  ~~50~~ 50.0% of its registered capital.  ~~These~~ As of December 31, 2008, the accumulated reserves with respect to Gaoke, GaoKe Design, LICEG, Jinxiang and Ruixiang amounted to RMB30,000,000, RMB895,000, RMB0, RMB0 and RMB0 respectively, and the retained earnings (deficit) amounted to RMB417,577,000, RMB 5,671,000, RMB2,196,000, RMB(596,000) and RMB(2,249) respectively. Our statutory reserves are not distributable as cash dividends.  ~~Furthermore, if our subsidiaries and affiliated entities in China incur debt on their own behalf in the future, the loan agreements governing that debt may restrict their ability to pay dividends or make other payments to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements we currently have in place in a manner that would materially and adversely affect our subsidiaries’ ability to pay dividends and other distributions to us. Any limitation on the ability of our subsidiaries and affiliated entities to distribute dividends or other payments to us could materially limit our ability to grow, make investments or acquisitions that could be beneficial to our business or otherwise fund and conduct our business.~~ In addition, restrictive covenants in bank credit facilities, joint venture agreements or other agreements that we or our subsidiaries may enter into in the future may also restrict the ability of our subsidiaries to make contributions to us and our ability to receive distributions. We believe that the present and anticipated retained earnings of our subsidiaries will be sufficient to enable them to pay dividends to us in amounts that we require. However, in the future, these restrictions on the availability and usage of our major source of funding could impact our ability to fund our operations and to service our indebtedness.

The dividends we receive from our wholly-owned operating subsidiaries and our global income may be subject to PRC tax under the new PRC tax law, which could have an adverse effect on our results of operations.

Under the Enterprise Income Tax Law enacted by the National People’s Congress of China, or the new PRC tax law, and the Implementation Regulations of the Enterprise Income Tax Law, both of which became effective on January 1, 2008, an enterprise established outside of the PRC with “de facto management bodies” within the PRC is considered a resident enterprise and is subject to the enterprise income tax at the rate of 25% on its global income, and “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and properties of the enterprise. If the PRC tax authorities subsequently determine that we and our subsidiaries established outside of China should be classified as a resident enterprise, then our global income including the dividends we receive from our subsidiaries incorporated in China will be subject to the enterprise income tax at the rate of 25%, which would have a material adverse effect on our business, financial condition and results of operations. The new PRC tax law and its implementation regulations further provide that dividends distributed between qualified resident enterprises, which means the investment income derived by a resident enterprise from direct investment in other resident enterprises (other than investment income from stocks issued publicly by resident enterprises and traded on stock exchanges where the holding period is less than 12 months) are exempt from the enterprise income tax. As the term “resident enterprises” needs further clarification and interpretation, we cannot assure you that if we and our subsidiaries established outside of China are deemed as resident enterprises, the dividends distributed by our subsidiaries incorporated in China as foreign-invested enterprises to their direct shareholders would be regarded as dividends distributed between qualified resident enterprises, and be exempt from the enterprise income tax.

In addition, even if we and our subsidiaries established outside of China are not deemed to be resident enterprises, they still may be regarded as a “non-resident enterprise,” and under the new PRC enterprise income tax law and its implementation regulations, dividends payable by a foreign-invested enterprise in China to its foreign investor who is a non-resident enterprise will be subject to a 10% withholding tax unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement. The direct shareholders of our subsidiaries incorporated in China as foreign-invested enterprises are located in Hong Kong. According to the Mainland and Hong Kong Special Administrative Region Arrangement on Avoiding Double Taxation or Evasion of Taxation on Income agreed between China and Hong Kong in August 2006, dividends paid by a foreign-invested enterprise in China to its direct holding company in Hong Kong will be subject to withholding tax at a rate of no more than 5% (if the foreign investor owns directly at least 25% of the shares of the foreign-invested enterprise).

The imposition of withholding tax on dividends payable by our PRC subsidiaries to us, or the imposition of PRC tax on our global income as a “resident enterprise” registered outside the PRC under the new enterprise income tax law could have an adverse effect on our financial condition and results of operations.

Foreign exchange regulations in the PRC may affect our ability to pay dividends in foreign currency or conduct other foreign exchange business.

We currently receive substantially all of our revenues in RMB. RMB is not presently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund our business activities outside the PRC or to make dividends or other payments in U.S. dollars. The PRC government, through the State Administration for Foreign Exchange, or SAFE, regulates conversion of RMB into foreign currencies. Currently, foreign invested enterprises, such as our operating subsidiaries, are required to apply for “Foreign Exchange Registration Certificates” and to renew those certificates annually. However, even with that certification, conversion of currency in the “capital account” ( e.g. capital items such as direct investments or loans) still requires the approval of SAFE. There is no assurance that SAFE approval will be obtained, and if it is not, it could impede our business activities and restrict our ability to pay dividends.

Annex 8

•	Identifying the gaps between current procedures and “best practices” with assistance of external qualified consultants;

•	Initiating the process of drafting policies and procedures addressing the remediation suggestions over control gaps identified; and

•	Management reviewing and approving the policies and procedures developed and monitoring the effectiveness of execution.

3.   Although management was committed to setting up our internal audit functions, we were not able to sufficient internal audit resources during 2008 due to a scarcity of qualified personnel in the region.  Actions to strengthen the internal audit function include:

•	Increased efforts to hire qualified resources through diversified channels, including engaging recruitment agents and issuing recruitment advertisements.

•
Active involvement of the Audit Committee in the hiring process and ongoing monitoring by the Audit Committee of the operation of the internal audit department and guidance on the work direction of the internal audit department.

•
Enhanced oversight by the Audit Committee of the internal control over financial reporting through, among other methods, the review of internal audit report and internal control assessments made by the internal audit department.

Our management will continue to monitor and evaluate the effectiveness of our disclosure controls and procedures and our internal control over financial reporting, on an ongoing basis, and is committed to taking further action and implementing additional improvements, as necessary and as funds allow.  However, our management cannot guarantee that the measures taken or any future measures will remediate the material weaknesses identified or that any additional material weaknesses or significant deficiencies will not arise in the future due to a failure to implement and maintain adequate internal control over financial reporting.

Changes in Internal Control over Financial Reporting

 ~~Other than the changes described in “Management's Report on Internal Control Over Financial Reporting” above, there~~ There were no changes in our internal control over financial reporting  ~~(as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) that occurred~~ during the year ended December 31,  ~~2008,~~ 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Our independent registered public accounting firm, who audited the financial statements included in this annual report on Form 20-F, has issued an attestation report on management ’ s assessment of the effectiveness of our internal control over financial reporting.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and

Stockholders of A-Power Generation Systems, Ltd.

We have audited A-Power Generation Systems, Ltd.’s  internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). A-Power Generation Systems, Ltd.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Managements’ Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Annex 10

In February 2007, GaoKe Energy entered into a license agreement with Norwin that gave GaoKe Energy the exclusive rights to produce and sell Norwin’s 750 kW and 225 kW wind turbines in China. As part of the agreement with Norwin, Jinxiang was established in Shenyang, China in January 2008.   ~~GaoKe Energy and Norwin  also agreed to establish a joint research and development facility in Shenyang to develop new wind turbine technology for both the China and the international markets.~~ The license agreement has a term of 20 years unless there is a substantial breach of the agreement. Under this agreement, GaoKe Energy agreed to pay Norwin a license fee of $3.9 million ($3.5 million in cash, and $0.4 million attributed to the value of the 15% ownership of Jinxiang given to Norwin). Of the cash portion of this license fee, we have a remaining balance of $1.75 million which is payable to Norwin in quarterly installments based on the number of 750 kW and 225 kW wind turbines we produce, provided, however, that the balance was to be paid in full no later than February 15, 2009.  As of the date of this annual report, we have yet to start producing any 750 kW or 225 kW wind turbines and have not paid the balance of $1.75 million to Norwin, however, Norwin has provided us written confirmation dated May 31, 2009 that the agreement we have with them is still valid. GaoKe Energy and Norwin have also agreed to establish a joint research and development facility in Shenyang to develop new wind turbine technology for both the China and the international markets, and we expect to sign a detailed agreement with Norwin related to the facility in the fourth quarter of 2009. We intend to pay the outstanding balance of the license fee upon execution of this agreement. In January 2009, Norwin, GaoKe Energy, and Jinxiang entered into an agreement to transfer the original license agreement from GaoKe Energy to Jinxiang.  The terms of the original agreement remain unchanged.

In late March 2008, we began construction of our wind turbine production plant, which is located near our corporate headquarters in Shenyang, China. The plant consists of a 320,000 square foot production facility with production lines for the assembly of 2.7 MW, 750 kW and 225 kW series wind turbines, the technology for which we licensed from Fuhrlander and Norwin, as described above. We completed construction of the facility in June 2008, installed machinery and production lines during the second half of 2008, and had our official plant opening in January 2009.  The plant has an annual capacity to produce a maximum of 300 units of our 2.7 MW series wind turbines and 420 units of our 750 kW and 225 kW series of wind turbines, and is expandable by 30%.  We began producing 2.7 MW wind turbines in June 2009 and expect our first delivery of units during the third fiscal quarter of 2009.  As of the date of this annual report, we have yet to start production of 750 kW or 225 kW series of wind turbines.

The operating life of each of GaoKe Energy, GaoKe Design, LICEG Ltd., Ruixiang and Jinxiang are set forth in the table below:

Company Names	Operating Period	Operating Life
Liaoning GaoKe Energy Group Company Limited ( GaoKe Energy )	February 8, 2007 - February 8, 2037*	30 years
Liaoning GaoKe (High-Tech) Energy Saving and Thermoelectricity Design Research Institute ( GaoKe Design )	May 26, 2008 - May 26, 2013**	5 years
Liaoning International Construction and Engineering Group Limited ( LICEG Ltd. )	August 21,2007-August 20,2012	5 years
Shenyang (Ruixiang) Lucky Wind Power Equipments Co., Ltd. ( Ruixiang )	July 30,2007-July 29,2027	20 years
Shenyang (Jinxiang) Gold Luck Electric Power Equipment Co., Ltd. ( Jinxiang )	January 2, 2008-January 1, 2028	20 years

*	GaoKe Energy became a foreign invested company in February 2007, at which time it renewed its incorporation, which originally occurred in March 2003.

**	GaoKe Design was established in May 2003 and renewed its incorporation registration license in May 2008.

Each of these operating business licenses of these companies can be renewed to the extent the operating life of any of these companies extends beyond the license period stated above.

Recent Developments

Planned Joint Venture with GE Drivetrain in the Wind Energy Business

In March 2009, we entered into agreements with GE Drivetrain Technologies, a unit of GE Transportation, to establish a joint venture for a wind turbine gearbox assembly and testing and for the supply of 2.7 MW wind turbine gearboxes to us by GE Drivetrain Technologies. The joint venture is in the process of being established under the laws of the PRC and we intend to establish a plant with GE Drivetrain in Shenyang. We anticipate that this agreement to supply us with gearboxes will be beneficial for our wind energy business, since this is one wind turbine component that is currently difficult to source in China.

Contract with Subsidiaries of Anhui Wenergy Co., Ltd.

In April 2009, we signed contracts with the subsidiaries of Anhui Wenergy Co., Ltd. to build two micro-grid electricity-generation systems in Anhui Province based on biomass as the primary fuel.